UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

December 13, 2005

Resource Expansion Drilling Identifies New High Grade Gold and Silver at Dolores -

Project Mine Planning Progressing Quickly

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) reports that step-out drilling at its advanced Dolores gold/silver project in Chihuahua, Mexico has extended high-grade gold and silver mineralization more than 300 metres south of existing main pit reserves (See Table 1, below).

Company President, Mark Bailey commented: “The new mineralized intercepts confirm the extension of multiple zones of gold and silver mineralization at Dolores well beyond the mineralization included in present project reserves estimates. Although our recent drilling has focused on building reserves for the Dolores mine plan, the property remains open and very prospective.”

Results from the most recent drilling include 38 metres grading 8.78 grams per tonne (“g/t”) gold and 21.8 g/t silver, including one metre grading 316.25 g/t gold and 135 g/t silver, in hole D-05-426. The results from infill and step-out drilling completed since November 2004, including the most recent holes from south of the open-pit deposit and those reported earlier from the West Flank High-Grade Zone (September 27, 2005), will be incorporated in a new year-end resource estimation and model that is currently being prepared.

The most recent drilling suggests that zones of mineralization extending south from the Dolores pit will add to both the open-pittable reserve base and to deeper high-grade resources that could support underground mining. In particular, drill holes D-426, and D-427 extend mineralization more than 250 metres south of the planned pit at the 1500 meters of elevation level and extend deeper mineralization more than 330 metres from the pit wall at the 1300 meter elevation level.

Table 1 Results from New Drilling Outside the Proposed Dolores Open Pit

DDH No.	Section metres	Intercept metres	Width metres	Width feet	Au (g/t)	Ag (g/t)	Aueq* (g/t)	Distance from pit in metres**
D05-387	3150	293-312	19.0	62.3	1.44	81.6	2.80	215 m
		Includes 308-312	4.0	13.1	3.23	200.7	6.57

D-05-421	2800	269-285	16.0	52.5	1.04	58.5	2.02	15 m
		481.3-492.1	10.8	35.4	4.81	48.5	5.62	120 m
		Includes 483-487	4.0	13.1	9.42	109.6	11.25

D-05-426	3250	127-165	38.0	124.7	8.78	21.8	9.14	250 m
		Includes 129-135	6.0	19.7	5.96	26.0	6.39
		Includes 164-165	1.0	3.3	316.25	135	318.5
		398.6-399.6	1.0	3.3	4.93	102	6.63	330 m

D05-427	3200	95-103	8.0	26.2	0.884	104.5	2.63	200 m
		125-156.5	31.5	103.4	1.29	48.2	2.09	225 m
		Includes 143-145	2.0	6.6	4.85	114	6.75
		280.5-282	1.5	4.9	5.58	122	7.61	300 m

*Gold equivalent grade based on 60:1, gold: silver, ratio ($420 gold and $7 silver)

**angle holes cut mineralization further from the edge of the pit as they are drilled deeper and angled away from deposit

Resource Expansion Drilling at Dolores

Over the past 18 months, the Company has focused on completing the extensive infill drilling necessary to convert resources into reserves within the planned pit area at Dolores. In contrast, the new drill program, commenced in November, is designed to discover and extend resources within the Dolores project area. Two core rigs are currently working on site and an additional reverse-circulation rig has been contracted, primarily for condemnation drilling, long distance step-out holes, and additional water source exploration.

In addition to the expansion of known resources in proximity to the proposed pit area, the new drilling will test raw exploration targets and further define recently-discovered mineralization underlying the planned Dolores heap-leach facility. Potential production from the leach pad area, following successful definition of a minable reserve, would both increase overall reserves on the property and increase the leach pad tonnage capacity (see news release dated November 16 , 2005).

Dolores Project Development Update

The Dolores mine development process is progressing quickly. Near term milestones include the following:

- The Company expects to complete by March 2006 most of the detailed engineering for the Dolores open pit mine and heap leach operation described in its 18,000 tonnes per day (“tpd”) optimization study announced September 7, 2005.

- Completion of optimization work on the 18,000 tpd mine plan is expected by early February. The new, bankable-level study will incorporate additional detailed engineering, direct costs quotes, equipment utilization rates, metallurgical recoveries, and revised after-tax project economics, as developed over the past six months.

- Following the recent completion of the required filings, the Company has been advised by the relevant Mexican authorities that it can expect to receive the Change of Land Use Permit on February 26, 2006, the Manifestacion de Impacto Ambiental (“MIA”) environmental approval on March 6, 2006, and the Explosives Permit by the end of February.

- The Company has now permitted and contracted a 24 inch water production test well that is currently being drilled and is anticipated to be completed and working prior to December 20th.

- Road construction and final improvements on the primary mine road have been permitted with all applicable environmental and development clearances. A contract for road improvements and completion has been awarded and the anticipated completion date for the fully improved road is March, 2006.

Upon successful completion of project financing and permitting, actual mine construction is targeted to begin early in the second quarter of 2006, with commissioning, start-up, and full production expected to be achieved by the second half of 2007.

Dolores Project Resources

Total audited measured and indicated resources at Dolores (which include the proven and probable reserves in the proposed pit area) are 2.73 million ounces of gold and 132.7 million ounces of silver, contained in 101 million tonnes grading 0.84 g/t gold and 40.8 g/t silver, at a cutoff grade of 0.3g/t Aueq. An additional 696,000 ounces of gold and 25.3 million ounces of silver, in 28.1 million tonnes, are classified as inferred resources.

Table 2 Audited Measured, Indicated Resources (as at November 2004)

Category	Tonnes (000s)	Gold g/t	Silver g/t	Gold Ounces	Silver Ounces
Measured	53,413	0.89	43.7	1,485,000	72,599,000
Indicated	47,652	0.78	37.5	1,161,000	55,580,000
Total	101,065	0.84	40.8	2,726,000	132,698,000

This audited resource has been the basis for all mine planning and economic assessments reported to date. However, it is expected that the planned updating of the resource in conjunction with ongoing additional mine plan optimization and economic analysis will result in enhanced project economics.

At present, utilizing NI 43-101 compliant commodity prices of US$462 per ounce gold and US$7.44 per ounce silver, the September 7, 2005 optimization study projects a NPV of US$414.8 million and an IRR of 30.8% with a 3.0 year payback period for the existing reserves. Existing Dolores project reserves estimates are set out in the Company’s 18,000 tpd open-pit mine plan and are available for review at www.sedar.com.

Quality Control and Assurance

All analyses reported are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, Canada, or Inspectorate Labs of Sparks, Nevada. Samples from these intervals were comprised of HQ or NQ core all representatively split prior to analysis and transported by the labs to sample preparatory facilities in Hermosillo, Mexico (Chemex) or Durango, Mexico (Inspectorate). Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Dolores Project and is responsible for the contents of this news release.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential growth in size, of the Company’s mineral reserves and resources, the economic feasibility of, and commencement of mine construction and mining operations at, the Company’s Dolores Project and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Cautionary Note to U.S. Investors: The SEC permits mining companies to disclose only those mineral deposits that can be extracted or produced economically in their filings with the SEC. This news release uses the term “inferred resource” that the SEC guidelines prohibit from inclusion in filings with the SEC.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

December 13, 2005

Item 3.	News Release

The News Release dated December 13, 2005 was forwarded to The Toronto Stock Exchange and The American Stock Exchange and was disseminated through CCN Matthews Canadian and U.S. Timely Disclosure.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that step-out drilling at its advanced Dolores gold/silver project in Chihuahua, Mexico has extended high-grade gold and silver mineralization more than 300 metres south of existing main pit reserves.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 13th day of December, 2005.

SCHEDULE A

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

December 13, 2005

Resource Expansion Drilling Identifies New High Grade Gold and Silver at Dolores -

Project Mine Planning Progressing Quickly

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) reports that step-out drilling at its advanced Dolores gold/silver project in Chihuahua, Mexico has extended high-grade gold and silver mineralization more than 300 metres south of existing main pit reserves (See Table 1, below).

Company President, Mark Bailey commented: “The new mineralized intercepts confirm the extension of multiple zones of gold and silver mineralization at Dolores well beyond the mineralization included in present project reserves estimates. Although our recent drilling has focused on building reserves for the Dolores mine plan, the property remains open and very prospective.”

Results from the most recent drilling include 38 metres grading 8.78 grams per tonne (“g/t”) gold and 21.8 g/t silver, including one metre grading 316.25 g/t gold and 135 g/t silver, in hole D-05-426. The results from infill and step-out drilling completed since November 2004, including the most recent holes from south of the open-pit deposit and those reported earlier from the West Flank High-Grade Zone (September 27, 2005), will be incorporated in a new year-end resource estimation and model that is currently being prepared.

The most recent drilling suggests that zones of mineralization extending south from the Dolores pit will add to both the open-pittable reserve base and to deeper high-grade resources that could support underground mining. In particular, drill holes D-426, and D-427 extend mineralization more than 250 metres south of the planned pit at the 1500 meters of elevation level and extend deeper mineralization more than 330 metres from the pit wall at the 1300 meter elevation level.

Table 1 Results from New Drilling Outside the Proposed Dolores Open Pit

DDH No.	Section metres	Intercept metres	Width metres	Width feet	Au (g/t)	Ag (g/t)	Aueq* (g/t)	Distance from pit in metres**
D05-387	3150	293-312	19.0	62.3	1.44	81.6	2.80	215 m
		Includes 308-312	4.0	13.1	3.23	200.7	6.57

D-05-421	2800	269-285	16.0	52.5	1.04	58.5	2.02	15 m
		481.3-492.1	10.8	35.4	4.81	48.5	5.62	120 m
		Includes 483-487	4.0	13.1	9.42	109.6	11.25

D-05-426	3250	127-165	38.0	124.7	8.78	21.8	9.14	250 m
		Includes 129-135	6.0	19.7	5.96	26.0	6.39
		Includes 164-165	1.0	3.3	316.25	135	318.5
		398.6-399.6	1.0	3.3	4.93	102	6.63	330 m

D05-427	3200	95-103	8.0	26.2	0.884	104.5	2.63	200 m
		125-156.5	31.5	103.4	1.29	48.2	2.09	225 m
		Includes 143-145	2.0	6.6	4.85	114	6.75
		280.5-282	1.5	4.9	5.58	122	7.61	300 m

*Gold equivalent grade based on 60:1, gold: silver, ratio ($420 gold and $7 silver)

**angle holes cut mineralization further from the edge of the pit as they are drilled deeper and angled away from deposit

Resource Expansion Drilling at Dolores

Over the past 18 months, the Company has focused on completing the extensive infill drilling necessary to convert resources into reserves within the planned pit area at Dolores. In contrast, the new drill program, commenced in November, is designed to discover and extend resources within the Dolores project area. Two core rigs are currently working on site and an additional reverse-circulation rig has been contracted, primarily for condemnation drilling, long distance step-out holes, and additional water source exploration.

In addition to the expansion of known resources in proximity to the proposed pit area, the new drilling will test raw exploration targets and further define recently-discovered mineralization underlying the planned Dolores heap-leach facility. Potential production from the leach pad area, following successful definition of a minable reserve, would both increase overall reserves on the property and increase the leach pad tonnage capacity (see news release dated November 16 , 2005).

Dolores Project Development Update

The Dolores mine development process is progressing quickly. Near term milestones include the following:

- The Company expects to complete by March 2006 most of the detailed engineering for the Dolores open pit mine and heap leach operation described in its 18,000 tonnes per day (“tpd”) optimization study announced September 7, 2005.

- Completion of optimization work on the 18,000 tpd mine plan is expected by early February. The new, bankable-level study will incorporate additional detailed engineering, direct costs quotes, equipment utilization rates, metallurgical recoveries, and revised after-tax project economics, as developed over the past six months.

- Following the recent completion of the required filings, the Company has been advised by the relevant Mexican authorities that it can expect to receive the Change of Land Use Permit on February 26, 2006, the Manifestacion de Impacto Ambiental (“MIA”) environmental approval on March 6, 2006, and the Explosives Permit by the end of February.

- The Company has now permitted and contracted a 24 inch water production test well that is currently being drilled and is anticipated to be completed and working prior to December 20th.

- Road construction and final improvements on the primary mine road have been permitted with all applicable environmental and development clearances. A contract for road improvements and completion has been awarded and the anticipated completion date for the fully improved road is March, 2006.

Upon successful completion of project financing and permitting, actual mine construction is targeted to begin early in the second quarter of 2006, with commissioning, start-up, and full production expected to be achieved by the second half of 2007.

Dolores Project Resources

Total audited measured and indicated resources at Dolores (which include the proven and probable reserves in the proposed pit area) are 2.73 million ounces of gold and 132.7 million ounces of silver, contained in 101 million tonnes grading 0.84 g/t gold and 40.8 g/t silver, at a cutoff grade of 0.3g/t Aueq. An additional 696,000 ounces of gold and 25.3 million ounces of silver, in 28.1 million tonnes, are classified as inferred resources.

Table 2 Audited Measured, Indicated Resources (as at November 2004)

Category	Tonnes (000s)	Gold g/t	Silver g/t	Gold Ounces	Silver Ounces
Measured	53,413	0.89	43.7	1,485,000	72,599,000
Indicated	47,652	0.78	37.5	1,161,000	55,580,000
Total	101,065	0.84	40.8	2,726,000	132,698,000

This audited resource has been the basis for all mine planning and economic assessments reported to date. However, it is expected that the planned updating of the resource in conjunction with ongoing additional mine plan optimization and economic analysis will result in enhanced project economics.

At present, utilizing NI 43-101 compliant commodity prices of US$462 per ounce gold and US$7.44 per ounce silver, the September 7, 2005 optimization study projects a NPV of US$414.8 million and an IRR of 30.8% with a 3.0 year payback period for the existing reserves. Existing Dolores project reserves estimates are set out in the Company’s 18,000 tpd open-pit mine plan and are available for review at www.sedar.com.

Quality Control and Assurance

All analyses reported are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, Canada, or Inspectorate Labs of Sparks, Nevada. Samples from these intervals were comprised of HQ or NQ core all representatively split prior to analysis and transported by the labs to sample preparatory facilities in Hermosillo, Mexico (Chemex) or Durango, Mexico (Inspectorate). Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Dolores Project and is responsible for the contents of this news release.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential growth in size, of the Company’s mineral reserves and resources, the economic feasibility of, and commencement of mine construction and mining operations at, the Company’s Dolores Project and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Cautionary Note to U.S. Investors: The SEC permits mining companies to disclose only those mineral deposits that can be extracted or produced economically in their filings with the SEC. This news release uses the term “inferred resource” that the SEC guidelines prohibit from inclusion in filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.

(Registrant)

Date December 13, 2005

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director